Filed Pursuant to Rule 433

Registration No. 333-222158

Supplementing the Prospectus

dated December 19, 2017

Supplementing the Preliminary Prospectus

Supplement dated November 14, 2019

PRICING TERM SHEET

November 14, 2019

Issuer:	Corning Incorporated

Expected Ratings (Moody’s/S&P)*:	Baa1 (stable) / BBB+ (stable)

Trade Date:	November 14, 2019

Settlement Date (T+3)**:	November 19, 2019

Joint Book Running Managers:	BofA Securities, Inc. Citigroup Global Markets Inc.

Co-Managers:	Goldman Sachs & Co. LLC HSBC Securities (USA) Inc.

3.900% Notes due 2049

Security:	3.900% Notes due 2049 (the “2049 Notes”)

Principal Amount:	$400,000,000

Maturity Date:	November 15¸ 2049

Benchmark Treasury:	2.250% due August 15, 2049

Benchmark Treasury Price and Yield:	98-19, 2.316%

Spread to Benchmark Treasury:	T + 160 bps

Yield to Maturity:	3.916%

Coupon:	3.900%

Proceeds to Issuer (before expenses):	$395,380,000

Price to Public:	99.720%

Interest Payment Dates:	Semi-annually on May 15 and November 15, commencing May 15, 2020

Record Dates:	May 1 and November 1 of each year

Optional Redemption:	The 2049 Notes will be redeemable in whole at any time or in part from time to time, at the option of the Company. If the Company redeems the 2049 Notes more than 180 days prior to their scheduled maturity date, the redemption price will be equal to the greater of (i) 100% of the principal amount of the 2049 Notes to be redeemed; or (ii) the sum of the present values of the remaining scheduled payments of principal and interest on the 2049 Notes to be redeemed (exclusive of interest accrued to the date of redemption) discounted to the date of redemption on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the then current Treasury Rate plus 25 basis points. If the Company redeems the 2049 Notes on or after the date that is 180 days prior to the scheduled maturity date of the 2049 Notes, the redemption price will be equal to 100% of the principal amount of the 2049 Notes to be redeemed. In any redemption, the Company will pay accrued and unpaid interest on the principal amount to be redeemed to but not including the date of redemption.

Repurchase Upon a Change of Control Triggering Event:	Upon the occurrence of a Change of Control Triggering Event, the Company will be required to make an offer to purchase the 2049 Notes at a price equal to 101% of the principal amount plus accrued and unpaid interest to but not including the date of repurchase.

Denominations:	$2,000 and integral multiples of $1,000 in excess thereof

CUSIP / ISIN:	219350 BP9 / US219350BP93

5.450% Notes due 2079

Security:	5.450% Notes due 2079 (the “2079 Notes”)

Principal Amount:	$1,100,000,000

Maturity Date:	November 15, 2079

Benchmark Treasury:	2.250% due August 15, 2049

Benchmark Treasury Price and Yield:	98-19, 2.316%

Spread to Benchmark Treasury:	T + 315 bps

Yield to Maturity:	5.466%

Coupon:	5.450%

Proceeds to Issuer (before expenses):	$1,087,295,000

Price to Public:	99.720%

Interest Payment Dates:	Semi-annually on May 15 and November 15, commencing May 15, 2020

Record Dates:	May 1 and November 1 of each year

Optional Redemption:	The 2079 Notes will be redeemable in whole at any time or in part from time to time, at the option of the Company. If the Company redeems the 2079 Notes more than 180 days prior to their scheduled maturity date, the redemption price will be equal to the greater of (i) 100% of the principal amount of the 2079 Notes to be redeemed; or (ii) the sum of the present values of the remaining scheduled payments of principal and interest on the 2079 Notes to be redeemed (exclusive of interest accrued to the date of redemption) discounted to the date of redemption on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the then current Treasury Rate plus 50 basis points. If the Company redeems the 2079 Notes on or after the date that is 180 days prior to the scheduled maturity date of the 2079 Notes, the redemption price will be equal to 100% of the principal amount of the 2079 Notes to be redeemed. In any redemption, the Company will pay accrued and unpaid interest on the principal amount to be redeemed to but not including the date of redemption.

Repurchase Upon a Change of Control Triggering Event:	Upon the occurrence of a Change of Control Triggering Event, the Company will be required to make an offer to purchase the 2079 Notes at a price equal to 101% of the principal amount plus accrued and unpaid interest to but not including the date of repurchase.

Denominations:	$2,000 and integral multiples of $1,000 in excess thereof

CUSIP / ISIN:	219350 BQ7 / US219350BQ76

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The 2049 Notes and the 2079 Notes are being offered separately, and are not part of a unit. The closing of one series of notes is not conditioned on the closing of the other series of notes.

**

It is expected that delivery of the notes will be made against payment therefor on or about November 19, 2019, which is the third business day following the date of this term sheet (such settlement cycle being referred to as “T+3”). Under Rule 15c6-1 of the SEC under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days unless the parties to such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes earlier than the second business day before November 19, 2019 will be required, by virtue of the fact that the notes initially will settle T+3, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement, and so should consult their own advisors.

MiFID II professionals/ECPs-only / No PRIIPs KID - Manufacturer target market (MiFID II product governance) is eligible counterparties and professional clients only (all distribution channels). No PRIIPs key information document has been prepared as not available to retail in the European Economic Area.

The issuer has filed a registration statement (including a prospectus and, with respect to the 2049 Notes and 2079 Notes, and the preliminary prospectus supplement relating to the securities described above) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and the preliminary prospectus supplement relating to the securities described above in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.

You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BofA Securities, Inc. toll free at 1-800-294-1322 or by calling Citigroup Global Markets Inc. toll free at 1-800-831-9146.